Supplement Filed Pursuant to Rule 253(g)(2)

File No. 024-11367

SUPPLEMENT DATED OCTOBER 15, 2021

TO OFFERING CIRCULAR

DATED JUNE 14, 2021

FUTURE PEARL LABS, INC.

This document supplements, and should be read in conjunction with, the Offering Circular dated June 14, 2021 of Future Pearl Labs, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated June 14, 2021 is available HERE.

The purpose of this supplement is to decrease the minimum investment in the offering to $250.95, or 105 shares of Non-voting Common Stock, effective immediately.